Filed pursuant to Rule 433

Registration No. 333-259827

GENERAL MILLS, INC.

Pricing Term Sheet

March 28, 2023

€750,000,000 3.907% Notes due 2029

Issuer:	General Mills, Inc.

Issuer Ratings*:	Baa2 / BBB (Moody’s/S&P) (Stable/Stable)

Principal Amount:	€750,000,000

Offering Format:	SEC Registered

Maturity:	April 13, 2029

Price to Public:	100.000%

Yield to Maturity:	3.907%

Interest Rate:	3.907% per annum

Spread to Benchmark Bund:	+169.4 basis points

Benchmark Bund:	OBL 0.250% due February 15, 2029

Benchmark Bund Yield/ Price	2.213% / 89.282%

Spread to Mid Swaps:	+95 basis points

Mid Swaps Yield:	2.957%

Interest Payment Date:	April 13 each year, commencing on April 13, 2024

Optional Redemption Provisions:

Make-whole call:	Prior to January 13, 2029, make-whole call at Bunds plus 25 basis points plus accrued and unpaid interest to the redemption date.

Par call:	At any time on or after January 13, 2029, at par plus accrued and unpaid interest to the redemption date.

Change of Control Offer to Purchase:	If a change of control triggering event occurs, unless General Mills has exercised its right to redeem the notes, it will be required to make an offer to purchase the notes at a purchase price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of repurchase.

CUSIP / ISIN / Common Code:	370334 CU6 / XS2605914105 / 260591410

Day Count Convention:	Actual/Actual (ICMA)

Trade Date:	March 28, 2023

Settlement Date (T+10)**:	April 13, 2023

Denominations:	€100,000 and higher multiples of €1,000

Joint Book-Running Managers:	Barclays Bank PLC BNP Paribas Goldman Sachs & Co. LLC Citigroup Global Markets Limited

Senior Co-Managers:	MUFG Securities EMEA plc The Toronto-Dominion Bank

Co-Managers:	Independence Point Securities LLC Mischler Financial Group, Inc.

Listing:	Application will be made to list the notes on the New York Stock Exchange.

Target Market:	MiFID II and UK MiFIR – professionals/ECPs-only / No PRIIPs or UK PRIIPs KID – Manufacturer target market (MiFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.

*	Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the delivery of the notes should consult their own advisors.

The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about April 13, 2023 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

The communication of this term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, BNP Paribas at 1-800-854-5674, Citigroup Global Markets Limited at 1-800-831-9146 or Goldman Sachs & Co. LLC at 1-866-471-2526.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on March 28, 2023 relating to its Prospectus dated September 27, 2021.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.